Exhibit 99.1

ELBIT MEDICAL IMAGING COMPLETES EARLY CLASSIFIED INVESTORS BIDDING
WITH RESPECT TO A PUBLIC OFFERING OF NOTES

Tel Aviv, Israel, September 21, 2007 - Elbit Medical Imaging Ltd. ("EMI") (NASDAQ: EMITF), announced today that following the publication of its offering prospectus dated September 11, 2007 (the "Offering Prospectus"), EMI completed today a classified investors bidding (the "Classified Bidding") in connection with public offerings of (i) units consisting of a new Series E Notes and (ii) units consisting of a new Series F Notes, by means of two separate and independent tenders on the annual interest rates to be borne by each of Series E Notes and Series F Notes.  A short description of the terms of the Series E Notes and Series F Notes was included in EMI's press release, dated September 11, 2007.

At the Classified Bidding, EMI offered 350,000 units of Series E Notes and Series F Notes in the aggregate, each consisting of NIS 1,000 par value, for an aggregate principal amount of NIS 350 million. The maximum annual interest rate offered for the Series E Notes was 6.5%, and the maximum annual interest rate offered for the Series F Notes was 5.9%.

During the Classified Bidding, EMI received early commitment offers for the purchase of  157,920 units of Series E Notes for a total consideration of approximately NIS 157.9 million (approximately $38.7 million) and early commitment offers for the purchase of 448,164 units of Series F Notes for a total consideration of approximately NIS 448.2 million (approximately $109.9 million). Such offers represent an over-subscription of 1.7 times the 350,000 units offered by EMI in the Classified Bidding.

Following the Classified Bidding, EMI accepted orders for 53,100 units of Series E Notes for a total consideration of NIS 53.1 million (approximately $13 million) and orders for 295,867 units of Series F Notes for a total consideration of NIS 295.9 million (approximately $72.5 million).  The annual interest rate for Series E Notes and Series F Notes, linked to increases in the Israeli consumer price index, was determined in the Classified Bidding to be 6.3% and 5.7%, respectively.

The Classified Bidding constitutes early commitments by the classified investors with respect to their offer in the public tender.  Unless and until the public tender is completed, the offers by the classified investors in the Classified Bidding will not be accepted by EMI.

The public tender of Series E Notes and Series F Notes, including the final structure of the offerings and the date and times of the offerings, will be published by EMI in a Complementary Notice, which shall constitute a part of the Offering Prospectus.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com